Free Writing Prospectus to Preliminary Pricing Supplement No. 16,540

Registration Statement Nos. 333-293641; 333-293641-01

Dated June 5, 2026; Filed pursuant to Rule 433

Morgan Stanley

Worst-of META, PLTR, NFLX and TSLA Variable Income Auto-Callable Notes due June 30, 2031

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, tax supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underliers:	Meta Platforms, Inc. class A common stock (META), Palantir Technologies Inc. class A common stock (PLTR), Netflix, Inc. common stock (NFLX) and Tesla, Inc. common stock (TSLA)
Automatic early redemption:

If, on any redemption determination date, the closing level of each underlier is greater than or equal to its call threshold level, the notes will be automatically redeemed. No further payments will be made on the notes once they have been automatically redeemed.

Call threshold level:	85% of the initial level for each underlier
Redemption determination dates:	Beginning after 1 year, monthly
Variable coupon:

A variable coupon at an annual rate of either 1.00% (the “lower coupon”) or 6.00% (the “higher coupon”) will be paid on the notes on each coupon payment date. The higher coupon will be paid on the notes on each coupon payment date only if the closing level of each underlier is greater than or equal to its coupon barrier level on the related observation date. If, on any observation date, the closing level of any underlier is less than its coupon barrier level, we will pay the lower coupon with respect to the applicable interest period.

Coupon payment dates:	Monthly
Coupon barrier level:	80% of the initial level for each underlier
Pricing date:	June 26, 2026
Final observation date:	June 26, 2031
Maturity date:	June 30, 2031
CUSIP:	61781GHU8
Estimated value:	$928.90 per note, or within $55.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988226028137/ms16540_424b2-18550.htm
[1]All payments are subject to our credit risk

Hypothetical Coupon Payment on Any Coupon Payment Date[1]
% Change in Closing Level of the Worst Performing Underlier on the Related Observation Date	Coupon Payment (excluding any previously unpaid conditional coupons, if payable)
+100.00%	$5.00
+80.00%	$5.00
+60.00%	$5.00
+40.00%	$5.00
+20.00%	$5.00
0.00%	$5.00
-20.00%	$5.00
-21.00%	$0.833
-30.00%	$0.833
-40.00%	$0.833
-60.00%	$0.833
-80.00%	$0.833
-100.00%	$0.833

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The amount of each coupon payment is based on the closing levels of the underliers on only the related observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the value of any underlier.

●The notes are subject to early redemption risk.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the notes is not equivalent to investing in the underlier(s).

●You may be required to recognize taxable income on the securities offered by the accompanying preliminary pricing supplement prior to maturity.

Risks Relating to the Underlier(s)

●Because your return on the notes will depend upon the performance of the underlier(s), the notes are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oYou are exposed to the price risk of each underlier.

oWe have no affiliation with any underlying stock issuer.

oWe may engage in business with or involving any underlying stock issuer without regard to your interests.

oThe anti-dilution adjustments the calculation agent is required to make do not cover every corporate event that could affect an underlying stock.

●Because the notes are linked to the performance of the worst performing underlier, you are exposed to a greater risk of receiving only the lower coupon on the coupon payment dates than if the notes were linked to just one underlier.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.